Our File No. 323483

January 7, 2026

The Board of Directors

Bright Minds Biosciences Inc.

400 N Aberdeen St

Suite 900

Chicago, IL 60642

Dear Sirs:

Bright Minds Biosciences Inc.
Registration Statement on Form F-3

We have acted as legal counsel to Bright Minds Biosciences Inc., a British Columbia corporation (the "Company"), in connection with the offering (the "Offering") of 1,945,000 common shares, without par value, (each, a "Base Share") in the capital of the Company at a purchase price of $90.00 (the "Share Offering Price") per Base Share.

The Offered Shares are being offered pursuant to an underwriting agreement dated January 7, 2026 (the "Underwriting Agreement") among the Company and Jeffries LLC, TD Securities (USA) LLC, Piper Sandler & Co. and Cantor Fitzgerald & Co. (together, the "Underwriters").

The Underwriters have been granted an option under the Underwriting Agreement, exercisable in whole or in part, at the sole discretion of the Underwriters, at any time, and from time to time, for a period of 30 days from the date of the Underwriting Agreement to purchase up to an additional 291,750 common shares, without par value, (together with the Base Shares, the "Offered Shares") at the Share Offering Price.

The Offered Shares are being offered and sold pursuant to the registration statement on Form F-3 (File No. 333-289851) (the "Registration Statement"), as filed with the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act"), and which was declared effective by the SEC on September 2, 2025, the base prospectus (the "Base Prospectus") filed as part of the Registration Statement, the related preliminary prospectus supplement dated January 6, 2026 (the "Preliminary Prospectus Supplement"), as filed with the SEC pursuant to Rule 424(b) under the Securities Act, and the related final prospectus supplement dated January 7, 2026 (together with the Base Prospectus and Preliminary Prospectus Supplement, the "Prospectus"), as filed with the SEC pursuant to Rule 424(b) under the Securities Act.

This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Item 601(b)(5) of Regulation S-K, 17 C.F.R. §229.601(b)(5), in connection with the Registration Statement.  No opinion is expressed as to the contents of the Registration Statement, other than the opinions expressly set forth herein relating to the Offered Shares.

Documents Reviewed

In rendering the opinions set forth below, we have reviewed:

  the Registration Statement and the exhibits to be filed therewith;
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January 7, 2026 Page 2

  the Notice of Articles of the Company (the "Notice of Articles") and Articles of the Company (the "Articles") as in effect on the date hereof (together, the "Charter Documents");

  a Certificate of Good Standing, issued by the Registrar of Companies for British Columbia in respect of the Company, dated January 6, 2026 (the "Certificate of Good Standing");

  certain other records of the Company's corporate proceedings as reflected in its minute books, including resolutions of the directors relating to the registration of the Offered Shares and related matters; and

  other documents as we have deemed relevant.

In addition, we have relied upon certificates of public officials as to certain questions of fact material to our opinions.  For purposes of this opinion, we have not reviewed any documents other than the documents listed above.  In particular, we have not reviewed, and express no opinion on, any document that is referred to or incorporated by reference into the documents reviewed by us.

Assumptions, Limitations and Qualifications

Our opinions expressed herein are subject in all respects to the following assumptions, limitations and qualifications:

  the Registration Statement, as finally amended (including all necessary post-effective amendments), will continue to be effective at all relevant times;

  all Offered Shares will be offered, issued and sold in compliance with applicable United States federal and state securities laws, and in the manner stated in the Registration Statement and the Prospectus;

  at the time of the issuance of any of the Offered Shares, the Charter Documents will be in full force and effect and will not have been amended, restated, supplemented or otherwise altered, and there will have been no authorization of any such amendment, restatement, supplement or other alteration, in each case since the date hereof; and

    the minute books of the Company reflect all corporate proceedings of the Company, are accurate and up to date, and correctly reflect the directors and officers of the Company.

In addition, we have assumed:

  the legal capacity of all natural persons;

  genuineness of all signatures on documents examined by us;

  the authenticity of all documents submitted to us as originals;

  the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic or other copies; and

January 7, 2026 Page 3
  that the documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect.

The opinion expressed in this letter are rendered as of the date hereof and are based on our understandings and assumptions as to present facts, and on the application of applicable laws as the same exists on the date hereof.  We assume no obligation to update or supplement this opinion letter after the date hereof with respect to any facts or circumstances that may hereafter come to our attention or to reflect any changes in the facts or law that may hereafter occur or take effect.

The opinion expressed in this letter are limited to the laws of the Province of British Columbia and the federal laws of Canada applicable therein (the "applicable laws").  We have not considered, and do not express any opinion with regard to, or as to the effect of, any other law, rule, or regulation, state or federal, applicable to the Company.  In particular, we express no opinion under the Securities Act or any other United States federal or state securities laws.

Opinion

Based upon and subject to the foregoing, we are of the opinion that the Offered Shares have been duly authorized by all necessary corporate action on the part of the Company and, upon issuance of the Offered Shares in the manner as contemplated by the Underwriting Agreement and the Prospectus, the Offered Shares will be duly authorized, validly issued, fully paid and non-assessable.

Consent

We hereby consent to the filing of this opinion with the SEC as an exhibit to the Company's Report of Foreign Private Issuer on Form 6-K to be filed by the Company in connection with the Offering.  We also hereby consent to the use of our name under the heading "Legal Matters" in the Prospectus, which form part of the Registration Statement.  In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the SEC promulgated thereunder.  This opinion is expressed as of the date hereof unless otherwise expressly stated, and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or of any subsequent changes in applicable laws.

Yours truly,

/s/ McMillan LLP